March 29, 2016

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Kathryn Sabo

Re: Prudential Government Money Market Fund, Inc.: Form N-1A

Post-Effective Amendment No. 66 to the Registration

Statement under the Securities Act of 1933;

Amendment No. 57 to the Registration Statement under

the Investment Company Act of 1940

Securities Act Registration No. 333-42705

Investment Company Act No. 811-08565

Dear Ms. Sabo:

We filed through EDGAR on January 28, 2016 on behalf of Prudential Government Money Market Fund, Inc. (formerly Prudential MoneyMart Assets, Inc.) (the “Fund” or the “Registrant”) Post-Effective Amendment No. 64 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 55 under the Investment Company Act of 1940, as amended (the “1940 Act”). The Amendment was filed pursuant to Rule 485(a)(2) under the 1933 Act for the purpose of (i) repositioning the Fund from a money market fund into a government money market fund; (ii) to reflect the Fund’s new investment policies and strategies; and (iii) to rename the Fund from “Prudential MoneyMart Assets, Inc.” to “Prudential Government Money Market Fund, Inc.”

This letter is intended to respond to the comments on the Amendment that the staff of the Division of Asset Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed by telephone to Amanda Ryan on March 10, 2016. For your convenience, a summary of the Staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below. The responses will be included in Post-Effective Amendment No. 66 to the Registrant’s registration statement to be filed under Rule 485(b) with immediate effectiveness. Capitalized terms not otherwise defined herein have the meanings given them in the Amendment.

GENERAL

1.	Comment: As a general reminder, the amendments to the Form N-1A disclosure requirements adopted as part of money market fund reform go into effect on April 14, 2016. In your subsequent amendment, please ensure that you:
(a)	Update any bracketed language and fill in any blanks currently in the filing; and

(b)	Include the appropriate Tandy representations in the correspondence responding to the Staff’s comments.

Response:

(a)	All the information missing from the Amendment and all exhibits will be included in Post-Effective Amendment No. 66.
(b)	The appropriate Tandy representations are made at the end of this letter.

SUMMARY PROSPECTUS

2.	Comment: In the section of the summary prospectus entitled “Fund Fees and Expenses,” in the table entitled “Annual Fund Operating Expenses,” please round expense numbers to the nearest hundredth of one percent as per Item 3, Instruction 1(a) of Form N-1A.

Response: The table has been revised as requested, with the exception of the Distribution and Service (12b-1) fee for Class A shares, which is rounded to the nearest thousandth of one percent in order to accurately state the fee amount.

3.	Comment: In the section of the summary prospectus entitled “Fund Fees and Expenses,” in the table which appears in the subsection entitled “Example,” please remove the second table entitled “If Shares Are Not Redeemed” in accordance with Item 3, Instruction 4(f) of Form N-1A.

Response: The table has been revised as requested.

4.	Comment: In the section of the summary prospectus entitled “Investments, Risk, and Performance,” in the subsection entitled “Performance,” please make the following changes:
(a)	In the narrative preceding the bar chart and table, please add the following language as required by Item 4(b) of Form N-1A: “Prior to [transition date], the Fund operated as a prime money market fund and invested in certain types of securities that, as a government money market fund, the Fund is no longer permitted to hold. Consequently, the performance information below may have been different if the current investment limitations had been in effect during the period prior to the Fund’s conversion to a government money market fund.”
(b)	Please remove the duplicate paragraphs in the section introducing the performance bar charts.
(c)	In the first sentence following the heading “Performance,” please consider replacing the language that reads “…for each full calendar year of operations or for the last 10 calendar years, whichever is shorter” with “for the last 10 calendar years.”

(d)	In the “Annual Total Returns” bar chart, if the Fund’s fiscal year is other than calendar year, please include year-to-date returns as of most recent quarter as a footnote to the chart.
(e)	In the “7 Day Current Yield %” table, please remove the reference to the iMoneyNet, Inc. Government & Agency Retail Average, as Item 4 of Form N-1A does not require or permit this information. This information may be included outside of summary prospectus.

Response:

(a)	The requested language has been added.
(b)	The duplicative disclosure has been removed as requested.
(c)	The Registrant has reviewed its disclosure and believes that it accurately describes the information presented in the bar chart.
(d)	The Registrant respectfully submits that its present disclosure complies with Form N-1A. Post-Effective Amendment No. 66 will go effective on March 30, 2016, and the return information in the prospectus is current through the end of the most recent calendar quarter (December 31, 2015). Performance information as of the end of the current calendar quarter, which ends on March 31, 2016, will not yet be available as of the effective date of Post-Effective Amendment No. 66.
(e)	The disclosure has been removed as requested.

PROSPECTUS

5.	Comment: In the section of the prospectus entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” in the subsection entitled “Investments and Investment Strategies,” please consider rewording the description of the Board’s ability to change its policy with respect to imposition of liquidity fees and redemption gates in order to ensure that references to “this policy” are clear with respect to which policy is being referred to.

Response: The language has been revised as requested.

6.	Comment: In the prospectus, please change all references to “Federal Housing Finance Administration” to “Federal Housing Finance Agency.”

Response: The references have been updated as requested.

7.	Comment: In the section entitled “How the Fund is Managed,” please make the following changes:
(a)	In the subsection entitled “Manager,” if there are any applicable management or subadvisory fee waivers or reimbursements, please add appropriate disclosure.
(b)	In the subsection entitled “Subadviser,” please provide more recent assets under management for the subadviser, if available.
(c)	In the subsection entitled “Distributor,” please update the disclosure concerning 12b-1 fees to clarify which classes would pay those fees.

Response:

(a)	The Registrant confirms that there are no applicable management or subadvisory fee waivers or reimbursements.
(b)	The information has been updated as requested.
(c)	The Registrant has reviewed the current disclosure and believes that it sufficiently describes the contractual arrangements in place with the Fund’s distributor. More specific information regarding which classes of the Fund pay distribution fees, as well as the amounts, is available in the “Annual Fund Operating Expenses” table in the Fund’s summary prospectus as well as in the table in the section entitled “How to Buy, Sell and Exchange Fund Shares: How to Buy Shares.”
8.	Comment: Throughout the prospectus, please confirm that the disclosure concerning contingent deferred sales charges (CDSC) is consistent and accurate.

Response: The Registrant has reviewed its current CDSC disclosure and confirms that it is consistent and accurate.

9.	Comment: In the section entitled “How to Buy, Sell and Exchange Fund Shares,” in the subsection entitled “How Financial Intermediaries Are Compensated for Selling Fund Shares,” please explain why the language “12b-1 fees and sales charges may only be paid to registered broker dealers,” which appeared in the previous prospectus for Prudential MoneyMart Assets, Inc., was removed from this section; or add the language back if appropriate.

Response: The Fund’s Rule 12b-1 plans contemplate payments to financial intermediaries for various services, and not all intermediaries that perform these services are (or need to be) registered broker-dealers.  Accordingly, the language has been deleted from the prospectus.  In the section of the SAI titled “Distribution of Fund Shares,” there is a discussion of the types of services that may be paid for under the 12b-1 plans.

10.	Comment: In the section entitled “How to Buy, Sell and Exchange Fund Shares: How to Buy Shares,” in the subsection “What Price Will You Pay for Shares of the Fund?,” the current disclosure appearing in the last paragraph of the subsection regarding the timing of receipt of orders to purchase is confusing. Please consider revising for clarity.

Response: The Registrant has reviewed the disclosure in question and respectfully submits that it clearly and adequately describes when an order to purchase must be received in order to receive the current day’s NAV.

11.	In the section entitled “How to Buy, Sell and Exchange Fund Shares: How to Sell Your Shares,” in the subsections entitled “Shares Held by Financial Intermediaries” and “Shares Held by the Transfer Agent,” the current disclosure regarding the timing of receipt of orders to sell is confusing. Please consider revising for clarity.

Response: The Registrant has reviewed the disclosure in question and respectfully submits that it clearly and adequately describes when an order to sell must be received in order to receive the current day’s NAV.

12.	Comment: In the section entitled “Glossary,” please update language and remove brackets as appropriate.

Response: The section has been updated and brackets have been removed as requested.

13.	Comment: On the back cover of the Prospectus, please make the following changes:
(a)	Please add all disclosures required by Item 1(b)(1) of Form N-1A to the back cover of the prospectus, including: (i) a statement that additional information about the Fund’s investments is available in the Fund’s annual and semiannual reports; and (ii) whether the Fund makes available its SAI and shareholder reports free of charge on or through the Fund’s website at a specified internet address. If not, please disclose why not, including, if applicable, that Fund does not have a website.
(b)	Please indicate that information about the Fund, including the SAI, can be reviewed and copied at the SEC’s public reference room.

Response

(a)	The Registrant has reviewed the disclosure in question and respectfully submits that all required disclosures currently appear in the back cover of the prospectus.
(b)	The disclosure has been amended to add an explicit reference to the availability of the SAI at the SEC’s public reference room, as requested.

STATEMENT OF ADDITIONAL INFORMATION

14.	Comment: Please update references to the Fund’s prospectus date on the front cover of the SAI.

Response: The date has been updated as requested.

15.	Comment: In the section entitled “Fund Classification, Investment Objective & Policies,” please make the following changes :
(a)	Please refer to comment #5 above and make conforming changes to the corresponding language in the SAI.
(b)	Please consider adding the introductory phrase, “The Fund may invest in…” to the disclosure under “Debt Securities.”
(c)	Please add a period to the last sentence under “Commodity Exchange Act Registration.”

Response

(a)	The disclosure has been updated as requested.
(b)	The disclosure has been updated as requested.
(c)	The disclosure has been updated as requested.
16.	Comment: In the section entitled “Information About Board Members and Officers: Compensation of Board Members and Officers,” please add each person’s position to the table entitled “Compensation Received by Independent Board Members.”

Response: The Registrant has added a new row to the table with the heading “Compensation Received by Non-Management Interested Board Members” in order to further clarify each person’s position with the Fund.

17.	Comment: In the section entitled “Distribution of Fund Shares,” please confirm that each item listed in Item 19(g)(1) of Form N-1A is discussed, if appropriate, in the table “Amounts Spent by the Distributor.”

Response: The Registrant has reviewed its disclosure and confirms that it reflects the requirements under Item 19(g)(1).

18.	Comment: In the section entitled “Purchase, Redemption and Pricing of Fund Shares,” please revise the disclosure to remove references to Class Q and R shares since the Fund only offers Class A, B, C and D shares.

Response: The Registrant respectfully declines to make this change. Part II of the SAI applies to all of the Prudential Funds so the disclosure includes classes not offered by the Fund. The Registrant submits that the SAI makes clear which disclosure applies only to the Fund and which disclosure applies to all of the Prudential Funds.

19.	Comment: In the section entitled “Taxes, Dividends and Distributions”:

(a) Please amend the first sentence of the section to ensure that it relates to the Fund.

(b) In the subsection entitled, “Qualification as a Regulated Investment Company,” please add disclosure concerning the consequences to the Fund if it does not qualify under Subchapter M.

Response:

(a) The Registrant respectfully declines to make this change. Part II of the SAI applies to all of the Prudential Funds and so the disclosure includes information relevant to other Funds. The Registrant submits that the disclosure clearly and appropriately addresses the tax considerations relevant to the Fund.

(b) The Registrant has reviewed the disclosure and respectfully submits that the final sentence of the subsection satisfies the Staff’s request for disclosure concerning consequences to the Fund if it does not qualify under Subchapter M.

20. Comment: In the section entitled “Proxy Voting,” please add the Fund’s website address to the last sentence of the third paragraph.

Response: The Fund’s website address has been added to the disclosure as requested.

20.	Comment: Confirm that the disclosure required by Item 26 of Form N-1A, concerning Calculation of Performance Data, is included in the SAI.

Response: The Registrant confirms that the performance calculations for the Fund are performed in accordance with Item 26 and that no revisions are necessary.

PART C

21.	Comment: Please revise the document formatting to ensure that Exhibit P does not appear directly next to Exhibit O.

Response: The formatting has been revised as requested.

22.	Comment: In the section entitled “Principal Underwriters,” please make the following changes:
(a)	Please remove repetitive subsection (a) concerning Prudential Annuities Distributors since it is not disclosed as the Fund’s principal underwriter elsewhere in the registration statement.
(b)	Please confirm that the disclosure is entirely responsive to Item 32(a) of Form N-1A and make any appropriate revisions or updates.
(c)	Please add a third column to the table to include the positions and offices with the Fund held by directors and officers of the Fund’s principal underwriter in accordance with Item 32(b) of Form N-1A.

Response

(a)	The duplicative language section has been removed as requested.
(b)	The Registrant confirms that the disclosure is responsive to Item 32(a).
(c)	The information has been added to the table as requested.
23.	Comment: On the signature page, the word “certifies” may be removed as this is a 485(a) rather than a 485(b) filing.

Response: The Registrant confirms that the signature page for Post-Effective Amendment No. 66 will contain the correct certifications for a filing under Rule 485(b).

Tandy Representations

The Fund hereby acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Commission staff comments or changes to disclosure in the Registration Statement in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Trust may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to Amanda Ryan at (973) 367-5401.

Sincerely,

/s/ Amanda Ryan

Amanda Ryan

Director & Corporate Counsel